PAYKIN GREENBLATT,
                               LESSER & KRIEG LLP

                         185 MADISON AVENUE, 10th Floor
                               NEW YORK, NY 10016
                               Tel. (212) 725-4423
                               Fax. (212) 684-9022


November 7, 2005

Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Station Plaza
Washington, DC 20549-3561
      Fax: 202-942-9648

      Attn: Scott Anderegg, Staff Attorney
            David Mittelman, Legal Branch Chief
            H. Christopher Owings, Asst. Director

      Re:   Planetlink Communications, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Initially Filed September 19, 2005
            File No. 0-31763

Gentlemen:

      This letter is being filed with you electronically through EDGAR with a copy marked to show changes with comments. A copy of this letter, a printed copy of the filing, and a copy marked to shown changes are also being sent to you via FEDEX for early morning delivery. Most of Microsoft's notations in formatting and similar changes have been deleted to ease your reading of changes in the wording of the document.

      Please note that at one point the machine decided to accept all changes. Nevertheless changes so accepted by the machine have been marked with yellow highlight or otherwise noted. Other changes are marked in the traditional manner when tracking changes in Microsoft Word. Rather than supplying detailed comments in this letter in compliance with all the items mentioned we have placed comments in the "Final Showing Markup". You will find that our comments specify the sections of Schedule 14A and more particularly Item 7, and the sections of S-B 306 with which the text commented on is believed to comply. There may be other places in the document where these regulatory requirements are complied with as well.

      The items below conform to the numbers in your letter to Mr. Bain dated November 2nd and faxed to the undersigned.

      1. The 48 hour provision has been eliminated and the language regarding presentation of proxies, their revocation, and replacement made clearer.

      2. Background of directors. We believe that we have complied. Mr. Bain's resume has been slightly revised to make the time lines more clear. Mr. Chemtov graduated college in 1997. His brief career from that moment is described and the time line is clear. We understand Dr. Williams is quite eminent in his field. There is some overlap in the items mentioned in his career but we think the time line, responsibilities and other items called by Item 7(d)(1) are clear.

      3. We have changed the language regarding committees so that there is no confusion and it is clear to the reader that the Board is performing the functions of committee. These changes have been made as indicated in a variety of placed in the document, in particular under the headings dealing with committees and their functions. In addition you will see that certain paragraphs have been added to make the way the board deals with committee functions more clear.

      4. All the information regarding the way nominations are handled appears in the document. Sections of the document dealing with nominations and the nomination process have been tagged with comment clouds pointing out the specific sections of Item 7(d) which is complies with.

      As stated to you in our letter of October 17th, it is our understanding that the OTCBB, the only place where the stock of the Registrant is listed, does not have a requirement for a nominating committee or for the independence of member of the nominating committee. For your information, the Registrant deems Messrs. Carver, and Williams to be independent members of the Board. Mr. Chemtov who joined in August 2005 is also an independent. Although not expressly called for, statements reflecting that have been placed in the document and marked accordingly.

      5. Comments have been placed in the document showing the sections of S-B 306 which the marked portions of the document are intended to comply with.

      6. The language regarding broker non-votes has been made clearer and marked with a comment box pointing it out.

      7. Thank you for pointing out that Abstain was still on the proxy card in regard to the vote on directors. That typo has been corrected.

      We look forward to your prompt review. If the Staff's comments, if any are brief, it would be appreciated if they would be conveyed to me by telephone.

Very truly yours,

Martin Mushkin

Cc:   M. Dewey Bain and Mary Hitt